UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	UNICO, INCORPORATED
Address of Principal Business Office:	8880 Rio San Diego Drive, 8th Floor San Diego, California 92108
Telephone Number:	(619) 209-6124
File Number under the Securities Exchange Act of 1934:	000-30239
Name and Address of Agent for Service and Process:	Mark A. Lopez UNICO, INCORPORATED 8880 Rio San Diego Drive, 8th Floor San Diego, California 92108

Unico, Incorporated (the “Company”) is withdrawing its election under Section 54(a) on the Act of the following basis:

The Company was notified by a staff attorney at the Securities and Exchange Commission ("Commission") that certain debentures and convertible preferred stock issued by the Company were considered "senior securities" as defined by the Investment Company Act of 1940. The Staff of the Commission believes that the issuance of these securities and the design of the Company's capital structure were made in an effort to dilute the economic and voting interest of the other shareholders of the Company and that such capital structure violates the Investment Company Act of 1940.  The Company believed at the time that the debentures and Series A Preferred shares were issued that they were not senior securities. However, the Company may not be in compliance with Section 18 of the Investment Company Act of 1940 which requires that the Company maintain net assets to senior security coverage of at least 200%. The Company's efforts to restructure the obligations and preferred stock into a format acceptable with the Commission have been unsuccessful. As a result, the Company may be out of compliance with Sections 18 and 61 of the Investment Company Act of 1940, and the Company has pursued various options to extinguish the stock or otherwise become compliant. The Company could be subject to enforcement action by the Commission in connection with the foregoing.  The Company believes it will be better able to address its capital structure if it were not subject to the BDC Provisions.

On October 11, 2005, the holders of a majority of the outstanding shares of the Company’s common stock approved the proposal to withdraw the Company’s election to be treated as a BDC effective immediately, upon receipt by the Securities Exchange Commission of this Notification of Withdrawal, so that it may begin conducting business as an operating company rather than as a BDC subject to the Investment Company Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of San Diego and State of California on this 12th day of October 2005.

/s/ Mark A. Lopez UNICO, INCORPORATED By: Mark A. Lopez Its: Chief Executive Officer